UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       January 2003

              File No.    0-30952

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 2B3

(Address of principal executive offices)

1.

Unaudited Quarterly Financial Statements for the Period Ended October 31, 2002

2.

Press Release dated December 3, 2002

3.

Press Release dated December 13, 2002

4.

Press Release dated December 17, 2002

5.

Press Release dated December 19, 2002

6.

Press Release dated January 3, 2003

7.

Press Release dated January 14, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.         FORM 20-F  ___X__             FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this

Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.     Yes _____         No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SAN TELMO ENERGY LTD

(Registrant)

Dated January 24, 2003           /s/ Christopher Dyakowski, Director

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2002

(UNAUDITED)

NOTES TO US READERS

These consolidated financial statements have been prepared according to Canadian GAAP.  For US GAAP reconciliation please refer to the audited consolidated financial statements for the years ended April 30, 2002 and 2001.

CONSOLIDATED BALANCE SHEET

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

CONSOLIDATED  STATEMENT OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PREPARED BY MANAGEMENT

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

CONSOLIDATED BALANCE SHEET AS AT OCTOBER 31, 2002

(UNAUDITED)

ASSETS

        Oct. 31

           April 30

	2002	2002
CURRENT
Cash and short term investments	$ 536,415	$ 312,369
Trust fund	216	-
GST receivable	20,089	5,681
Accounts receivable	3,663	-
Prepaid expenses	16,830	-
	577,213	318,050
CAPITAL ASSETS, net of accumulated amortization $25,148
(2002 - $17,242)	34,184	29,422
PROPERTY, PLANT AND EQUIPMENT (Note 4)	241,801	228,390
MINERAL PROPERTIES (Note 5)	5,718	5,718
DEFERRED EXPLORATION COSTS	699	554

	$ 859,615	$ 582,134

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 52,995	$ 15,988
Due to related parties	65,608	8,236
Current portion of long-term debt	15,000	18,750
	133,603	42,974
CONVERTIBLE DEBENTURES (Note 6)	28,125	33,750
	161,728	76,724

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 7)	2,412,874	2,412,874
SHARE SUBSCRIPTIONS (Note 11)	487,991	-
DEFICIT	(2,202,978)	(1,907,464)
	697,887	505,410

	$ 859,615	$ 582,134

APPROVED BY THE DIRECTORS:

“Chris Dyakowski”

“William Schmidt”

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

FOR THE PERIOD ENDED OCTOBER 31, 2002

(UNAUDITED)

3 months ended October 31,            6 months ended October 31,

2002

2001                       2002                 2001

REVENUE
Production, net of Royalties	$ -	$ 167,637	$ -	$ 167,637

OPERATING EXPENSES	-	$ 145,099	-	$ 145,099
Amortization and depletion	-	$ 31,786	$ -	$ 31,953
	-	$ 176,885	-	$ 177,052

GROSS OPERATING COSTS	-	(9,248)	-	(9,416)

EXPENSES
Amortization	4,261	-	7,958	-
Business Promotion and Development	1,728	3,289	1,728	22,302
Consulting Fees	114,765	67,865	119,926	77,205
Filing Fees	5,850	1,704	5,850	8,323
Interest and bank charges	439	336	569	(1,347)
Interest on long term debt	1,304	924	2,608	924
Management Fees	7,190	7,500	69,090	15,000
Office and miscellaneous	8,239	17,220	13,872	20,067
Professional fees	31,130	32,564	44,940	39,885
Public relations and shareholder Information	251	26,835	646	37,639
Rent	5,445	14,716	13,815	14,716
Telephone, fax and internet	1,032	646	3,610	1,683
Transfer agent	3,679	2,661	5,792	4,175
Travel, meal and entertainment	2,554	289	5,110	3,382
	187,867	176,549	295,514	243,954

NET LOSS FOR THE PERIOD	(187,867)	(185,797)	(295,514)	(253,369)

DEFICIT, BEGINNING OF PERIOD	(2,015,111)	(878,563)	(1,907,464)	(810,991)

DEFICIT, END OF PERIOD	$(2,202,978)	$(1,064,360)	$(2,202,978)	$(1,064,360)

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

SAN TELMO ENERGY LTD

(Formerly San Telmo Resources Ltd).

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDED OCTOBER 31, 2002

(UNAUDITED)

3 months ended October 31,

6 months ended October 31,

  2002

2001

2002

2001

OPERATING ACTIVITIES

Net Loss for the period	$ (187,867)	$ (185,797)	$ (295,514)	$ (253,369)
Add items not involving cash
Amortization	4,261	31,786	7,958	31,953
Cash provided (used) by net changes in non cash working capital items	51,097	7,921	59,478	31,429
	(132,509)	(146,090)	(228,078)	(189,987)

FINANCING ACTIVITIES

Shares issued for cash	-	9,600	-	9,600
Share subscriptions	487,991	-	487,991	-
Shares issued for acquisition of subsidiary (Note 5)	-	969,991	-	969,991
Bank credit line	-	70,000	-	70,000
Repayment of debentures	-	(107)	(9,375)	(107)
	487,991	1,049,484	478,616	1,049,484

INVESTING ACTIVIES

Deferred exploration costs	(145)	-	(145)	(357)
Capital assets acquired	(12,500)	-	(12,720)	(562)
Property, plant and equipment	(9,747)	-	(13,411)	-
Acquisition of subsidiary (Note 3)	-	(987,354)	-	(1,029,946)
	(22,392)	(987,354)	(26,276)	(1,030,865)

INCREASE (DECREASE) IN CASH	333,090	(83,960)	224,262	(171,368)

CASH, BEGINNING OF PERIOD	203,541	104,041	312,369	191,449

CASH, END OF PERIOD	$ 536,631	$ 20,081	$ 536,631	$ 20,081

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2002

(UNAUDITED – PREPARED BY MANAGEMENT)

1.

NATURE OF OPERATIONS

The Company is in the business of acquisition, exploration and development of oil and gas properties and mineral resources properties.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These interim unaudited financial statements follow the same accounting policies and methods as the most recent audited annual consolidated financial statements.  These statements should be read in conjunction with the most recent audited annual consolidated financial statements.  These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of these consolidated financial statements involves the use of estimates based on careful judgment.  The consolidated financial statements have, in management’s opinion, being prepared within reasonable limits of materiality using the significant accounting policies noted below:

a)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owed subsidiary, San Telmo Energy Inc. (formerly known as Cobra Quest Petroleum Inc.). All significant intercompany transactions have been eliminated.

b)

Property, Plant and Equipment

The company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized.  Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers.  Petroleum products and reserves are converted to a common unit of measure, using 6 MCF of natural gas to one barrel of oil.

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2002

(UNAUDITED – PREPARED BY MANAGEMENT)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

b)

Property, Plant and Equipment – continued

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations.  These unevaluated properties are assed periodically to ascertain weather impairment has occurred.  When proved reserves are assigned or the property is considered impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion by more than 20%.  Alberta Royalty Tax Credits are included in oil and gas sales.

In applying the full cost method, the company performs a ceiling test on properties which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted average reference prices in effect at the end of the year and current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes.

No ceiling test assessment is made within the first 24 months after a property is acquired, unless a permanent impairment in the ultimate recoverable amount has been determined.

No depletion is calculated as there was no production during the six month period ended October 31, 2002

c)

Mineral Properties and Exploration costs

Mineral properties are carried at cost until they are brought into production at which time they are depleted on a unit of production basis.

Exploration costs relating to mineral properties are deferred until the properties are brought into production, at which time the deferred costs are to be amortized on a unit of production basis, or until the properties are abandoned or sold, at which time the deferred costs are written off.

The mineral properties and exploration costs are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.  When there is evidence of impairment, the net carrying amount of the asset will be written

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2002

(UNAUDITED – PREPARED BY MANAGEMENT)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

c)

Mineral Properties and Exploration costs - continued

down to its net recoverable amount which is the estimated undiscounted future net cash flows expected to result from the asset and its eventual disposition.  The loss on impairment written off is not reversed even if circumstances change and the net recoverable amount subsequently increases.

The amounts shown as mineral properties and deferred exploration costs represent unamortized costs to date and do not necessarily reflect present or future values.

d)

Amortization

Capital assets are amortized over their estimated useful lives under the declining balance method at the following rates:

Office furniture and equipment

20%

Computer hardwares

30%

Computer software

          100%

Further, only one-half of the amortization is taken on assets acquired during the period.

a)

Escrowed Shares

Shares issued with escrow restrictions are recorded at their issue price and are not revalued upon release from escrow.  They are included in determining the weighted average number of shares outstanding used in the calculation of loss per share.

f)

Fair Market Value of Financial Instruments

The carrying value of cash, short-term investments, accounts receivable, accounts payable and accrued liabilities, and amounts due to related parties approximate fair market values because of the short-term maturity of these instruments.

a)

Stock Compensation Plans

No compensation expense is recognized for stock option plans when stock options are issued to employees and directors.  Any consideration paid by them on exercise of stock options is credited to share capital.

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2002

(UNAUDITED – PREPARED BY MANAGEMENT)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

b)

      Loss per Share

Loss per share has been calculated based on the weighted average number of shares (including escrowed shares) outstanding during the period.  Fully diluted loss per share is not presented as the exercise of warrants and options is antidilutive.

3.

ACQUISTION OF SUBSIDIARY

Effective July 10, 2001 the Company acquired all the issued shares of San Telmo Energy Corp. (previously known as Cobra Quest Petroleum Inc.) in consideration for 277,141 (1,939,983 before reverse stock split) common shares of the Company. The acquisition was accounted for by the purchase method and these consolidated financial statements include the results of operations from the date of acquisition.

The net assets acquired were as follows:

Assets acquired:

Accounts receivables

          $

    83,366

Deposit and prepayment

    10,000

Property, plant and equipment

   689,224

   782,590

Liabilities assumed:

Accounts payable

     44,123

Convertible debentures

     63,750

Due to related parties

   115,925

Site restoration costs

     39,200

   262,998

Net assets

   519,592

Goodwill on consolidation written off

        during the year ended April 30, 2002

               510,354

        $

1,029,946

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2002

(UNAUDITED – PREPARED BY MANAGEMENT)

3.

ACQUISTION OF SUBSIDIARY - continued

Consideration:

       Shares issued

       $

969,991

       Acquisition costs

              59,955

       $ 1,029,946

1.

PROPERTY, PLANT AND EQUIPMENT

            Oct. 31,

     April 30,

               2002

        2002

Petroleum and natural gas rights and

leases

            $   241,801    $  228,390

Less:  accumulated depletion

               -                   -

Net book value

            $   241,801    $  228,390

a)

Bellshill Property

During the year ended April 30, 2002 the Company disposed of its petroleum and natural gas rights in Alberta for $625,000.

b)

Petroleum and Natural gas Leases (“P & NG”)

During the year ended April 30, 2002 the Company participated in public offering of certain P & NG held by the province of Alberta, and was awarded three 5 year P & NG.  The Company paid $100,040.

c)

Participation Agreement with Canscot Resources Ltd

Pursuant to an agreement with Canscot Resources Ltd. (“Canscot”) dated December 12, 2001 the Company will participate in drilling Canscot et al Timeu 6-6-64-4 well (“well”) in the province of Alberta.  Canscot holds a 50% working interest in certain lands and 25% working interest in others.  The Company has agreed to acquire 50% of Canscot’s interest in consideration for agreeing to reimburse Canscot for 50% of Canscot’s share of all sunk costs associated with the lands which amounted to $67,500 (paid).  Further, the Company has agreed to pay 25% of all costs incurred in the well.  During the year ended April 30, 2002 $60,850 was paid by the Company in respect of a cash call.

See Note 11

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2002

(UNAUDITED – PREPARED BY MANAGEMENT)

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

 Oct 31,                        April 30,

2002

 2002

Mineral Properties:

Cherry and Notfa Properties

$

-

$

-

Argentina Properties

1,318

1,318

Northern Quebec claims

4,400

4,400

$

5,718

$

5,718

Oct 31,                              April 30,

2002

 2002

Deferred Exploration Costs:

Cherry and Nofta Properties

$

-

$

-

Argentina Properties

699

554

$

699

$

554

a)

Argentina Properties

Pursuant to an agreement dated November 26, 1998 the Company was granted an option to acquire a 100% undivided interest in Permiso de Cateo Expediente No. 413.172-CID-95 situated in the Province of Santa Cruz, Argentina.  As consideration, the Company paid US $10,000.  The Company further acquired a 100% undivided interest in nine other mineral properties, also situated in the Province of Santa Cruz, Argentina.  Nine of these mineral properties were abandoned by the Company by April 30, 2001.

b)

Cherry and Notfa Properties

The Company staked all together thirty-six units of mineral claims in the Cherry and Notfa properties, in the Kamloops Mining Division, British Columbia, at a cost of $4,159.  During the year ended April 30, 2002 management abandoned these claims, and the acquisition costs of $4,159 were written off.

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2002

(UNAUDITED – PREPARED BY MANAGEMENT)

5.

MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS - continued

c)

Northern Quebec Claims

During the year ended April 30, 2002, the Company staked 44 units of claims in the Superior Archean Crator in Northern Quebec at the cost of $4,400.

6.

CONVERTIBLE DEBENTURES

The debentures are redeemable, convertible into common shares of the Company, unsecured, bear interest at 12% per annum calculated semi-annually and are repaid in semi-annual installments of various amounts.  The payees have the right to convert the principal owing into common shares on the September 1 anniversary dates at the conversion rates of one common share for every $1.25, $1.56 and $1.95 of principal outstanding on September 1, 2001, 2002 and 2003 respectively.  The Company can redeem the debentures at any time after August 31, 2001, with the payees having the option to be paid out or convert to common shares at conversion rates indicated above.

Oct.31,                             April 30,

2002

2002

Amount

$

43,125

       $

    52,200

Current portion

15,000

               18,750

Long-term portion

$

28,125

       $

    33,750

7.

SHARE CAPITAL

During the year ended April 30, 2002 the Company’s issued and outstanding shares had been subdivided on the basis of two new common shares for every one share previously outstanding.  The authorized share capital had been increased from 20,000,000 to 40,000,000 common shares without par value.

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2002

(UNAUDITED – PREPARED BY MANAGEMENT)

7.

SHARE CAPITAL - continued

Pursuant to a special resolution passed by the shareholders on July 9, 2002, the Company’s issued and outstanding shares had been consolidated on the basis of one new share for every seven shares previously outstanding (reverse stock split). The authorized share capital had been increased from 5,714,286 shares, after the reverse stock split, to 100,000,000 shares without par value.

a)

Authorized

100,000,000 (after reverse stock split) common shares without par value.

b)

Issued and fully paid

Number of Shares

       Amount

Balance, April 30, 2001

1,279,714

$

1,030,826

Issued pursuant to acquisition of

San Telmo Energy Inc.

277,141

969,991

Issued pursuant to exercise of

warrants

187,143

209,600

Issued pursuant to flow-through

shares

142,857

202,457

Balance, October 31, 2002 and

April 30, 2002

1,886,855

$

2,412,874

See Note 11

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2002

(UNAUDITED – PREPARED BY MANAGEMENT)

7.

SHARE CAPITAL - continued

c)

Shares Held In Escrow

As at October 31, 2002, 176,036 shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon.  These escrowed shares will be entitled to the pro-rata release on the basis of 15% of the original number (after adjustment for the reverse stock split) for every $100,000 expended on exploration of the mineral properties.

No more than 50% of the original number of the 214,286 (after reverse stock split) shares may be released in any twelve month period.  Any escrowed shares not released at the expiration of ten years from August 21, 1998 will be automatically cancelled.  However, the holders of the escrowed shares shall not be obligated to transfer or surrender these shares in the event that they cease to be the principal, or on the event of their death or bankruptcies.

d)

Warrants

As at October 31, 2002, the following warrants were outstanding:

Number of shares	Exercise Price	Expiry Date
10,286 142,857	$3.50 $1.96	August 30, 2003 February 5, 2004
See Note 11.

e)

Stock Options

As at October 31, 2002, the following stock options were outstanding:

Number of shares	Exercise Price	Expiry Date
92,857 32,857	$1.33 $1.05	April 5, 2006 April 19, 2006
See Note 11.

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2002

(UNAUDITED – PREPARED BY MANAGEMENT)

1.

RELATED PARTY TRANSACTIONS

a)

During the six month period ended October 31, 2002, the Company paid $98,173 (2001 - $47,378) for management fees to a director and two companies controlled by two directors.

b)

During the period ended October 31, 2002 the Company paid $25,067 (2001 – $18,100) for legal fees and disbursements to a firm controlled by a director.

c)

During the period ended October 31, 2002, the Company paid $40,000 (2001 – $14,800) for consulting fees to two companies controlled by a director and an officer of the company.

d)

During the period ended October 31, 2002 the Company paid Nil (2001-$40,269) and accrued Nil (2001 - $9,328) to a director for professional services relating to the acquisition of interest in San Telmo Energy Inc. (formerly Cobra Quest Petroleum Inc.).

e)

The amounts due to related parties are non-interest bearing, unsecured and is repayable upon demand.

f)

During the year period ended October 31, 2002, the Company paid Nil (2001 - $36,591) for investor relations fees and disbursements to a company with common directors.

2.

COMPARATIVE FIGURES

The comparative figures in the consolidated balance sheet are in respect of the audited consolidated balance sheets of the Company and its wholly-owned subsidiary for the year ended April 30, 2002.

The comparative figures in the consolidated statements of operations and deficit, and cash flows are in respect of the unaudited consolidated statements of the Company and its subsidiary for the three month period and six months ended October 31, 2001, the subsidiary being acquired effective July 11, 2001.

1

CHANGE OF NAME

The company changed its name from San Telmo Resources Ltd. to San Telmo Energy Ltd. on August 15, 2002.

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2002

(UNAUDITED – PREPARED BY MANAGEMENT)

11.

SUBSEQUENT EVENTS

a)

On November 1, 2002 4,500,000 shares were issued at $0.12 per share to net the Company $540,000.  In connection with this private placement, 4,500,000 share purchase warrants were issued , exercisable at $0.18 per share up to October 31, 2004.

a)

On November 18, 2002 200,000 shares were issued at $0.25 per share to net the Company $50,000.  In connection with this private placement 200,000 non-transferable share purchase warrants were issued to enable the holder to acquire 200,000 shares of the Company at $0.32 per share for a two year period.

b)

Subsequent to the balance sheet date, 638,000 stock options were issued at $0.75 per share, exercisable up to November 8, 2007.  Further, the 92,857 and 32,857 stock options, which were outstanding as at October 31, 2002, had been cancelled.

c)

The Company had entered into a Participation and Earning Agreement with Integra Resources Ltd on November 4, 2002 whereby it has agreed to participate in the drilling of a test well in the Mahaska Area of Alberta to earn 30% of all production from the test well.  The Company has agreed to pay 50% of the total costs incurred in licensing, lease preparation, drilling to contract depth, logging, testing and either casing or abandonment of the test well.

SAN TELMO ENERGY LTD. (STU- TSX-VENTURE EXCHANGE)

PRESS RELEASE

December 3, 2002

San Telmo Energy Ltd. wishes to announce that the Company’s shares are trading on the NASD’s OTC.BB. The symbol is “STUOF”.

On Behalf of the Board,

“W.E. Schmidt”

William E. Schmidt, Director

This release may contain forward-looking statements, within the meaning of the “safe-harbor”

provision of the Private Securities Litigation Reform Act of 1995, regarding San

Telmo Resources business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN TELMO ENERGY LTD. (STU- TSX-VENTURE EXCHANGE)

PRESS RELEASE

December 13, 2002

San Telmo Energy Ltd. wishes to announce that it has entered into an Investment

Banking Agreement with Willow Cove Investment Group Inc. of San Diego,

California. The Company plans to aggressively seek financing to facilitate the ongoing acquisition and exploration program of its Calgary based subsidiary.

On Behalf of the Board,

“W.E. Schmidt”

William E. Schmidt, Director

This release may contain forward-looking statements, within the meaning of the “safe-harbor”

provision of the Private Securities Litigation Reform Act of 1995, regarding San

Telmo Resources business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN TELMO ENERGY LTD. (STU: TSX-VENTURE EXCHANGE,

STUOF: OTC BB)

PRESS RELEASE

December 17, 2002

San Telmo Energy Ltd. is pleased to announce the drilling of a successful natural gas well in the Mahaska Area, West Central Alberta. The well encountered 2.5 meters of net gas pay and is expected to be tied in and providing cash flow in early January, 2003. San Telmo is a 30% working interest partner with Integra Resources and Vaquero Energy.

On Behalf of the Board

"Brian Bass"

Brian J. Bass, President and CEO

FOR FURTHER INFORMATION CONTACT:

San Telmo Energy Ltd.

403-270-3041

This release may contain forward-looking statements, within the meaning of the “safe-harbor”

provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo

Resources business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN TELMO ENERGY LTD. (STU- TSX-VENTURE EXCHANGE)

PRESS RELEASE

December 19, 2002

The Company is pleased to announce that it has closed a non-brokered private placement announced by the Company on November 26, 2002. The hold period for the shares issued pursuant to the private placement ends on April 18, 2003.

On Behalf of the Board,

“W.E. Schmidt”

William E. Schmidt, Director

This release may contain forward-looking statements, within the meaning of the “safe-harbor”

provision of the Private Securities Litigation Reform Act of 1995, regarding San

Telmo Resources business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN TELMO ENERGY LTD. (STU- TSX-VENTURE EXCHANGE)

PRESS RELEASE

January 3, 2003

The Company is pleased to announce that it has entered into a Consulting Agreement with Primoris Group Inc. (“Primoris”) of Toronto, Ontario. Primoris will be providing corporate, media and investor relation services for the Company. The

Contract will be for a term of one year.

On Behalf of the Board,

“W.E. Schmidt”

William E. Schmidt, Director

This release may contain forward-looking statements, within the meaning of the “safe-harbor”

provision of the Private Securities Litigation Reform Act of 1995, regarding San

Telmo Resources business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN TELMO ENERGY LTD. RECEIVES CAPITAL INJECTION OF US$500,000

Vancouver, B.C., January 8, 2003 - San Telmo Energy Ltd. (TSX-V: STU; OTCBB: STUOF) today announced a non-brokered private placement of 476,190 common shares at a price of US $1.05 for gross proceeds of US $500,000. There is a finder’s fee payable in connection with this placement, which is subject to approval by the TSX Venture Exchange. Proceeds from the private placement will be used for general working capital and to fund San Telmo’s acquisition activities.

ABOUT SAN TELMO ENERGY LTD.

San Telmo Energy Ltd operates through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta and is in the business of exploring and developing oil and gas production.

FOR FURTHER INFORMATION

Primoris Group

(877) 772-9286

STU@PrimorisGroup.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the “safe-harbour” provision of the

Private Securities Litigation Reform Act of 1995, regarding San Telmo Resources business or financial condition.

Actual results could differ materially from those described in this news release as a result of numerous factors,

some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.